Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to Registration Statement on Form S-1 of Immix Biopharma, Inc. (the “Company”) of our report dated July 20, 2021 (except for the effects of the restatement in Notes 2, 3 and 7 as to which the date is September 16, 2021, and for the effects of the forward stock split discussed in Note 10 as to which the date is October 4, 2021) (which report contains an explanatory paragraph relating to the Company’s ability to continue as a going concern) relating to the consolidated financial statements of Immix Biopharma, Inc. and subsidiary.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ KMJ Corbin & Company LLP

Irvine, California

October 15, 2021